FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

 United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

28 March 2017 16:00 BST

TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES
Disclosure under Article 19 of the EU Market Abuse Regulation

AstraZeneca PLC (the Company) announces that, on 28 March 2017, awards of the Company's ordinary shares of $0.25 each (Ordinary Shares) and of American Depositary Shares (ADSs) vested to certain Persons Discharging Managerial Responsibilities of the Company (PDMRs) under the AstraZeneca Deferred Bonus Plan (AZDBP) and the AstraZeneca Performance Share Plan (AZPSP). Two ADSs are equivalent to one Ordinary Share.

The AZDBP award was granted on 28 March 2014, following the deferral of a portion of each PDMR's annual bonus paid in respect of 2013 performance into Ordinary Shares or ADSs, and vested on completion of the three-year holding period.

The AZPSP award was granted on 28 March 2014. Following the application of performance measures specified at the time of grant, 92% of the AZPSP vested and the remaining unvested part immediately and irrevocably lapsed.

Following the withholding of shares to satisfy certain tax obligations arising on vesting, the PDMRs' beneficial interests in Ordinary Shares and ADSs changed as detailed in the table below:

PDMR	Ordinary Shares acquired under the AZDBP	ADSs acquired under the AZDBP	Ordinary Shares acquired under the AZPSP	ADSs acquired under the AZPSP
Pascal Soriot	14,209		101,584
Marc Dunoyer	1,419		25,478
Mark Mallon		620		22,000
For tax purposes, the fair market value of an Ordinary Share at vest was 4974.5 pence and the fair market value of an ADS at vest was $31.80, being the relevant closing prices on the last trading day preceding the vesting day.

Further details are set out in the attached notifications, made in accordance with the requirements of the EU Market Abuse Regulation.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - Oncology, Cardiovascular & Me tabolic Diseases and Respiratory. The Company also is selectively active in the areas of Autoimmunity, Neuroscience and Infection. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Enquiries
Esra Erkal-Paler	UK/Global	+44 203 749 5638
Vanessa Rhodes	UK/Global	+44 203 749 5736
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677
Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance, Fixed Income, M&A	+44 7881 615 764
Henry Wheeler	Oncology	+44 203 749 5797
Mitchell Chan	Oncology	+1 240 477 3771
Lindsey Trickett	Cardiovascular & Metabolic Diseases	+1 240 543 7970
Nick Stone	Respiratory	+44 203 749 5716
Christer Gruvris	Autoimmunity, Neuroscience & Infection	+44 203 749 5711
US toll free		+1 866 381 7277

Adrian Kemp
Company Secretary, AstraZeneca PLC

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Pascal Soriot
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AstraZeneca PLC
b)	LEI	PY6ZZQWO2IZFZC3IOL08
4i	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.25 each in AstraZeneca PLC GB0009895292
b)	Nature of the transaction	Acquisition of ordinary shares pursuant to vestings under the AstraZeneca Deferred Bonus Plan and the AstraZeneca Performance Share Plan, for nil consideration.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		0	115,793
d)	Aggregated information - Aggregated volume - Price	Not applicable - single transaction
e)	Date of the transaction	28 March 2017
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Marc Dunoyer
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AstraZeneca PLC
b)	LEI	PY6ZZQWO2IZFZC3IOL08
4i	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.25 each in AstraZeneca PLC GB0009895292
b)	Nature of the transaction	Acquisition of ordinary shares pursuant to vestings under the AstraZeneca Deferred Bonus Plan and the AstraZeneca Performance Share Plan, for nil consideration.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		0	26,897
d)	Aggregated information - Aggregated volume - Price	Not applicable - single transaction
e)	Date of the transaction	28 March 2017
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark Mallon
2	Reason for the notification
a)	Position/status	Person Discharging Managerial Responsibilities
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AstraZeneca PLC
b)	LEI	PY6ZZQWO2IZFZC3IOL08
4i	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	AstraZeneca PLC American Depositary Shares CUSIP: 046353108
b)	Nature of the transaction	Acquisition of ADSs pursuant to vestings under the AstraZeneca Deferred Bonus Plan and the AstraZeneca Performance Share Plan, for nil consideration.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		0	22,620
d)	Aggregated information - Aggregated volume - Price	Not applicable - single transaction
e)	Date of the transaction	28 March 2017
f)	Place of the transaction	Outside a trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 28 March 2017	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary